"EGGSHELL" PROJECT OVERVIEW
Created by Michael Griffin & John Salcido

"Eggshell" is a scripted, half-hour premium cable series about a young black teenager growing up in the mostly white, affluent New Jersey suburb of New Providence. Through his parents are divorced, Ryan, 15, comes from a family of success and privilege earned by hard work. During the L.A. riots in April of 1992, young Ryan sees footage of the civil unrest and it shakes his world. He is suddenly aware that he doesn't quite fit in with the crowd, in more ways than he thought. He feels he must become invisible so he's not seen as a threat, not reckless, not dangerous. He must walk on eggshells, making it even more difficult to navigate his crush on a white girl in his school. Though race plays an important part of the story, the story centers around the universality of being a misfit trying to find his way in the often-harsh world of high school.

SEASON 1

EPISODE 1 "Day 1"
COLD OPEN - *A solitary garden ant struggles his way through a yard of threats and finally ascends a single blade of grass, only to be blown to smithereens by a sprinkler.* Ryan Hudson, 15, prepares for a normal day of school. As he turns on the television to the day's news, he realizes today will be anything but normal. It's April of 1992. The LA Riots dominate the headlines. Ryan's dad, a single father named James, reaches out to his son but can't find the words to discuss this day's events. Ryan goes to school; he's a creative kid, a talented violinist and a gifted artist (he draws moments, people he observes in passing). He has a vivid imagination as well, into which we will occasionally be drawn. The normalcy of his day at school - conversations with his best friend Jared, butterfly-stomach gazes at Kelly, the girl he's crushing on - is all disrupted by the news of the LA Riots. He is suddenly aware that he is black in an ocean of white. As racial comments continue throughout his day, Ryan finally loses his temper and gets into a fist fight with another student… but it's only a daydream… Ryan returns home, alone, and practices his violin for his upcoming recital. His father attempts to comfort him, but this is not a day to be comforted. Ryan has a long way to go before that's possible.

EPISODE 2 "Escalator to the Beach"
COLD OPEN - *A younger Ryan chases a bully across a schoolyard. Ryan tries to fight, tries to swing his fists, but they never connect. The arrogant bully keeps tripping Ryan has he lunges toward him. Ryan ends up the dirt again… and again… trying to fight but never being able to connect a knuckle to a face. Finally, the bully trips Ryan one last time. Ryan hits the ground hard, blood pouring from his lip. His sister, Maisie Hudson, stands over him, looking at his bloody face. She says simply, "Stop running, man."*
It's a week since the street fires of the LA Riots and Ryan prepares for a violin recital. It's a prestigious concert for not only the school but also the community. People from Juilliard, Berklee and Bard attend this event, looking for their next prodigy. At school, Ryan and Kelly find one another in the orchestra room. She tells him about the dream she had last night. Ryan is entranced; in her dream, Kelly was shopping at the mall. She

was looking at the mannequins and they all seemed so beautiful. She saw Ryan and asked for his company as she shopped. In Ryan's mind, he is suddenly in her dream. Ryan sits in a chair near a changing room door, watching as her feet slip from her shoes, his imagination going wild that Kelly is changing clothes just behind a single door. Kelly continues her dream; they grab corn dogs and head down an escalator. A long, long escalator that descends to an ocean beach. Again, Ryan is inside her dream as she recounts it. Ryan was in the ocean… too far out in the raging current… he couldn't make his way back. "That's it!" Kelly concludes her dream, snapping Ryan from his fantasy. Heading home for the day, Ryan runs into Arthur, the single only other black kid in school. As a junior, Arthur can drive and gives Ryan a ride home. Arthur hopes to bond with Ryan on a "black level." Coming from money and success as well, Arthur over-compensates his blackness, in wardrobe, mode of speech and demeanor. During their drive to Ryan's house, Arthur gives Ryan a complete history of hip hop, only to be met with Ryan's response that he likes Pearl Jam. Arthur insists that he take Ryan to a music store after school; Ryan agrees. After picking up a used copy of "Straight Outta Compton" at the record store, Ryan and Arthur head home. Engine trouble leads to a traffic stop and cops roll up. Partially based on Arthur's "gangster" clothing, they accuse Arthur of stealing his own car. Ryan looks on… affected by the tense situation. The next night is the recital. Ryan plays his part perfectly, his fingers executing every move… all the while he thinks about the escalator to the beach… to drowning in a sea he can't escape.

EPISODE 3 - "Sasha, Who Is My Mom's Neighbor's Daughter In New York"
COLD OPEN - *Ryan's mom takes a very young Ryan to his first day of Kindergarten. All the other toddlers are white (of course!). Ryan's mom and Ryan find a small piano and begin playing a simple song. They're great together as mother and son.*
It's Ryan's mom's birthday, so Ryan takes the train to New York to stay with her for the weekend. He sketches incredible drawings of strangers in his notepad, capturing their spirit in fleeting moments. Ryan arrives at his mom's beautiful New York apartment. Ryan's sister, Maisie, is already in attendance with her east proximity to Columbia, where she attends college. Ryan's mom and Maisie force a meeting between shy Ryan and the neighbor - a black family with a daughter Ryan's age, Sasha. Sasha and Ryan meet and immediately joke about their "arranged marriage" because they're black. The birthday party runs out of olives and Ryan and Sasha are sent downstairs to the Greek market to get some. As a couple of stores are out of olives that night, Ryan and Sasha talk the streets of year together, sharing secrets. A busker plays a violin on the sidewalk. Ryan tosses a buck his way. They have a moment. As they walk back to Ryan's mom's apartment, Ryan attempts to impress Sasha with the history of hip hop. Sasha admits that she likes Pearl Jam.

EPISODE 4 - "Princeton is Nice"
COLD OPEN - *A Younger James Hudson is in an EPIC argument with his wife. Baby Ryan and toddler Maisie hide themselves from the mess. Ryan's wife hurls dishes at James's face. It's divorce time.*

Ryan plays his violin. Despite his success at the recital, no one from the music schools reached out. He can't seem to play like he did that night. He decides to restring the violin. Meanwhile, his dad James has a surprise. He's been dating Rita… "Aunt Rita" who is not really his aunt but has been a family friend for a while. Rita was friends with Ryan's mom. Extremely religious Rita wants to celebrate tonight as her son Alex has graduated from private school and will be attending Princeton in the fall. She asks what Ryan thinks and he swallows a "Princeton is nice" platitude. Finally, Ryan and Alex have a moment alone. These two have a history. Ryan got Alex's gross hand-me-down clothes and he never appreciated being asked to play strip poker. Ryan suffers through the remainder of dinner. The next day, there's talk at school of an epic pool party coming up. Jerad talks Ryan into buying weed in the shop class bathroom. No clue how to make a drug deal, Ryan stumbles through buying drugs for the first time, totally ripped off in the process. At the pool party, Ryan, Jerad and their friends partake of weed. They walk to a corner store to buy some drunk food when they run into Kelly and her boyfriend, who are on their way to the pool party. A moment alone with Kelly, while stoned, Ryan summons the courage to ask her, "what's the deal with US?!" It gets very embarrassing very fast as poor Ryan lays it ALL out there, in front of everyone. The party's over. The next day at school, a sleep-deprived Ryan bombs a final he didn't prepare for. He goes home to restring the violin. It's the only thing that brings him calm. He finishes the restring and plays… and stumbles again on the note he can't play. Ryan stands and bangs his violin into the floor, the wall - destroying it with a sense of satisfaction.

EPISODE 5 - "Out of the Bottle"
COLD OPEN - *A toddler Ryan is being bullied when he's in the 2nd grade; his sister Maisie comes in and saves the day, outsmarting the bully with a witty quip. The bully gets mad and takes a swing at Maisie. Ryan jumps into the fray! They go to principal's office for the fight. Dad arrives and winks at the kids for a job well done.*
Ryan's Sophomore year ends. He packs for a trip to Mississippi. He's going with his father, back to where James grew up. Ryan's not happy about an entire summer down there - he's more excited to hit the Jersey shore for the weekend. Big sister Maisie has set up a house in Cape May and cleared it with their father (as long as she keeps an eye on Ryan). Importantly, Ryan hears that Kelly will be there with her friends for the weekend. As they road trip together, Maisie makes it extremely clear that none of Ryan's high school friends will speak to any of her college girlfriends. That agreement doesn't last long during their long drive down to Cape May. Maisie's best friend drives one car, Maisie drives the follow car, each woman besieged by conversations from the high school boys. One of Ryan's friends can't hold his pee any long and lets loose in a Snapple bottle, only to be dumped out the window and splattered on Maisie's windshield. They all arrive at the dumpy house Maisie's rented and settle in for the night. The first day, they meet up with Arthur, the only other black kid! For some reason, he's now dressed in boat shoes, khakis and a Ralph Lauren shirt or "white gear." Arthur's just heading out to tool around on the water. As night falls, a romantic Ryan wanders the boardwalk hoping to see her… he stops occasionally with his note pad to sketch the face of a stranger. Capturing the moment. Ryan finally sees Kelly, hanging out with her friends. Ryan comes over and steals Kelly away, awkwardly of course, and

manages to get her alone. Kelly examines the sketches Ryan's done in his notepad. Ryan confesses his feelings for Kelly. They hug. But their friendly hug turns into an awkward… if not once in a lifetime kiss.

EPISODE 6 "The Road Ahead"
COLD OPEN - *James Hutton, up from Mississippi, meets Ryan's mom in Chicago at Northwestern, during a racial injustice march after MLK's murder in the spring of 1968.* James, Ryan and Maisie drive down to Greenwood, Mississippi. As Maisie knows about every single racial atrocity that occurred in this area, James responds with something joyful that he recalls from his childhood. They arrive at Grandma's house. Ryan and Maisie's grandmother wakes up at 5:00 AM to start making buttermilk biscuits and molasses, so everyone's salivating by breakfast. Ryan is immediately drawn into the warm embrace of family and history, absorbing everything he can about a culture that he hasn't known. Despite feeling HOME, Ryan's Uncle asks about living with white people. Ryan doesn't know how to answer. Ryan and Maisie are surprised to have James's girlfriend arrive. This must be serious because James is clearly ready to put his girlfriend through the "Grandma Test." James takes the chance to show Ryan around the area; they head into Jackson and James shows his son the Edward Lee Hotel, one of the first black-owned businesses here, built by James's grandfather. "We built this. Make sure you remember where you come from." James's girlfriend passes the "Grandma Test," and to celebrate, early the next morning, James takes Ryan out to his old favorite fishing spot. "This is where my dad took me." As the sun comes up, they fish together as father and son.

SEASON 2

EPISODE 7 "Drowned Duck"
COLD OPEN - *Ryan's grandmother tells one of her favorite verses from the bible. A Young Ryan listens in, intently, trying to make sense of it. During it, she insists that Jesus was very much a black man.*
Ryan takes the train to New York, drawing in his sketchbook - strangers on the train. He visits his mom; she asks questions about his dad and probes Ryan about his future. Ryan makes an excuse to escape, to spend time with Sasha. They go to a music store, the zoo, have a genuinely great time. She mentions her father's successful wine business, which takes him all over the world. They have another great night, but a nervous Ryan must get back to his mom's apartment. As Halloween approaches, a new kid at school arrives - Dennis Stinson. Stinson has a history that follows him everywhere. Though he comes from a great deal of money, his father in government, Stinson could excel in school if he chose too, but instead, Dennis Stinson chooses chasing skirts, doing all types of drugs and basically being a roving, untouchable degenerate. After being kicked out of another private school, Dennis is doing time at Ryan's school and he needs a friend. Being that women love Dennis's good looks, the fact that he's the swim team captain and his zero-fucks-given attitude, Ryan ends up loving Dennis. His irreverent nature provides an allure to Ryan. He also apparently has a drug dealer who doesn't operate in high school bathrooms. Meanwhile, under the influence of his new girlfriend, "Aunt" Rita, James has decided that Ryan must get

baptized. An embarrassed Ryan plows through this process, a fifteen-year-old in a white robe, as he gets dumped into a hot tub. He almost drowns down there. Struggles to breathe. Thinking back on Kelly's dream where he struggles in the surf…

EPISODE 8 "Shelter From the Storm"
COLD OPEN - *A thirteen-year-old Dennis Stinson rejoices to throngs of onlookers as he deflates a fifty-foot chicken from atop a closed fast food restaurant. "This chicken is ours now!"*
A thunderstorm pounds the region, drenching the streets with rain. Dennis drives with Ryan. It's Thanksgiving and they're headed to a shelter to give food to homeless folks. Dennis goes to the "white church" and Ryan goes to the "black church," and this is their obligatory good deed they must do to stay in good standing. Dennis doesn't believe in anything, so this is simply lip service so his parents don't give him a hard time. Dennis mainly goes to socialize with girls, one of whom is Chloe Salter. Ryan knew her as a freshman, but now that she's a sophomore, she seems to have fully "developed" over summer. As a devout Catholic, and member of the "white church," Chloe takes this charity event very seriously. Dennis goads Ryan into talking to her, and she and Ryan develop a bond immediately. Meanwhile, an older black man pulls Ryan aside and tells him a moving story about his life - even though he may not have a home, the man echoes sentiments told to Ryan while in Mississippi. The man says he has everything he needs. As a black man, and despite his challenges, he is full of joy. After his meal, the man disappears into the rain, causing Ryan to think that he maybe wasn't even real.

EPISODE 9 "Christmas In New York"
COLD OPEN - *Ryan and Jerad go to the movies on Friday night to watch "Mrs. Doubtfire." Kelly gets dropped off by her father, who proceeds to the bar across the street. Jerad mentions that he is an alcoholic.*
It's the holiday break, and Ryan again takes the train to New York to visit his mom and sister. Mostly though, he wants to see Sasha. Again, they walk New York together. They sneak into a music venue and watch a Pearl Jam knock-off grunge band. They head back to the apartment where Sasha lives. Her dad is out of town for work. Ryan really opens up to her, and she clearly has feelings for him. They end up struggling through the awkwardness of losing their virginity to one another. Afterward, they go out for ice cream. It's there that Sasha reveals that her dad is moving to Italy for his wine business. She'll be moving with him and may not come back. Ryan is heartbroken.

EPISODE 10 "Gun Party"
COLD OPEN - *February 26th, 1993. A truck bomb detonated inside the North Tower of The World Trade Center, killing six people and injuring over 1,000.*
Back at school, Ryan has taken on some characteristics of Dennis Stinson and finds himself getting into more trouble with grades and with responsibility. He's buying weed on his now from Dennis's dealer, and his motivation is in steep decline. A counselor at school recognizes there may be a problem and calls in Ryan's dad. James agrees to keep a closer eye on Ryan. Meanwhile, one of Ryan's arch nemeses, Carl Lucci, is back to tormenting Ryan. He references the attack on the World Trade Center, saying that most of the people hurt were white… because black people don't have real jobs.

Now, his confidence stronger, Ryan uses his intellect and wit to respond and put Lucci in his place. That night, Ryan's old friend Arthur throws a house party with all his homies from Newark. Arthur makes it a point to tell Ryan that he can't bring any of his white friends - especially Dennis Stinson. Ryan goes to the party. Arthur's house is huge, as he comes from money. Arthur's Newark friends are all pretty hard core. Arthur himself is dressed like he's in a gangster rap group. After Carl's comment, and hoping to regain that feeling of inclusion that he felt in Mississippi, Ryan has a good time. He is among "his people." The night takes a turn as one of the Newark guys flashes a glock 19 at another kid. Ryan freaks out. Arthur tells Ryan to chill - but Ryan makes a scene. Fed up, Arthur says, "You better go. You're too white for me."

EPISODE 11 "The Great Escape"
COLD OPEN - *Jerad confronts Ryan, wondering why they don't hang out anymore. Jerad thinks Ryan's gotten "too cool for school" since hanging out with Dennis. Ryan says something he shouldn't, insulting Jerad, his oldest friend.*
Ryan runs into Kelly at the mall. She asks Ryan to walk with her as she shops for clothes (just like the dream she had!). But in this, a harsh reality, they sit down at the food court, and Ryan sees something in Kelly that lets him know that she's troubled. She confides that she's going through a ton of problems at home: she's not getting into the colleges she wanted, her dad is a drunk, her mother cheats on her dad, and her parents are getting a divorce. She sobs right there in front of Hot Dog On a Stick. Ryan consoles her; Kelly says Ryan is the only true friend she's ever had. Meanwhile, Ryan must pick up Dennis to take him to see his court-ordered psychiatrist. Dennis lays out an elaborate lie. If he doesn't see his shrink, he'll go back to juvie and his parents hid his car keys. Wanting to help, Ryan agrees to borrow his sister's old Honda Civic. When he picks up Dennis, the plan is changed. There is no shrink; Dennis just wants to head out to the woods to drink a bunch of beers. Ryan reluctantly agrees and they head out. As night falls, a BMW pulls up alongside the Honda. The driver and three passengers challenge Ryan to a street race in his Honda. Ryan doesn't want to, but Dennis eggs him on. The light turns green and Ryan hits the gas. The Civic blows past the BMW. Ryan is exhilarated. He suddenly passes a police car. Ryan thinks fast, slams on the breaks, turns out the headlights, cuts into a parking garage and swerves into a parking spot. Ryan and Dennis breathe heavily as the BMW speeds past, followed by the police car, sirens blaring. Ryan and Dennis share a smile, a genuine moment of friendship shared between them.

EPISODE 12 "The Last Goodbye"
COLD OPEN - *Kelly oversees a meeting with the prom committee as they decide on a theme for this year's prom. They can't decide between "Fire and Ice" and "Under the Sea." The discussion grows more and more heated - finally, a stressed-out Kelly yells at them all and goes with "Starry Night." The prom committee is shocked by Kelly's outburst.*
James breaks big news to Ryan. He wants to marry his girlfriend, "Aunt Rita." Ryan loves his mom and so he feels betrayed by his dad for even considering it. Ryan shouts at his dad; it's a full-blown argument like they've never had before. James calls Ryan out for blowing all his classes and he KNOWS he's smoking dope. It's a huge fight that

won't be easily repaired. Meanwhile, "Starry Night" prom is coming up in one week. Ryan calls Chloe, the girl from "white church" and asks her to be his date. He's nervous about the call, but to his elation, she says yes! She only needs to ask her parent's permission. She hangs up. Ryan spends an agonizing thirty minutes waiting for her to call back. Finally, Ryan gets the call; Chloe's parents just don't feel comfortable about her going with someone who doesn't go to church. Ryan counters, "I DO go to church. Just not YOUR church." A few days later, Ryan speaks to his dad. Ryan apologizes to his father and agrees that he's not been himself. They hash out their issues and come together again as father and son. Ryan mentions that he doesn't have a date for prom. Ryan's father encourages him to ask someone else and has an idea. Ryan shows up at prom with a black girl from a nearby private school, the daughter of a family friend. It's an awkward first date, but the girl is nice, cute and she fawns over Ryan. Ryan is too much in his own head… too lost in thought… he doesn't appreciate the situation. At prom, Ryan makes amends with his old best friend, Jerad. Ryan apologizes for how he's been acting. At the end of the night, Kelly is elected prom queen. From her place on stage, no one can see the troubled girl behind the façade. Ryan looks up at her. They share a smile. James picks up Ryan and his date. They have a quiet ride home and drop her off. It's an awkward goodbye. When Ryan gets home, he ambles to his room and picks up the phone. He calls Sasha. She can't talk long, but she's happy to hear from Ryan. Ryan says goodbye for the last time and hangs up.